UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JANUARY 31, 2008
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                                No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                                No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated January 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  January 31, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES STRONG FOURTH QUARTER FINANCIAL RESULTS

Athens, Greece — January 31, 2008 — Capital Product Partners L.P. (Nasdaq: CPLP), an international owner of modern product tankers, today announced its financial results for the fourth quarter ended December 31, 2007.

Net income for the quarter was $8.7 million, or $0.38 per limited partnership unit. The operating surplus for the period was $10.7 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)

Gross revenues for the quarter were $22.6 million, consisting of $21.8 million in base charter hire revenue and $0.8 million in profit sharing revenue. Total operating expenses were $5.7 million, including $5.1 million in fees for the commercial and technical management of the fleet paid to a subsidiary of Capital Maritime & Trading Corp. (Capital Maritime), the Partnership’s sponsor. General and administrative expenses relating to the costs of running the Partnership were $0.6 million.  Net interest expense and finance cost for the quarter was $3.8 million.

Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners’ general partner, said, “In the fourth quarter we generated an operating surplus of $10.7 million, an 11 percent increase from the third quarter level, which primarily reflects the growth in our average fleet size from acquisitions during the third quarter. We continue to benefit from the stability of our cash flows due to our medium- to long-term charter agreements and our fixed rate management agreement with a subsidiary of Capital Maritime.”

The clean product tanker market experienced a later-than-usual seasonal upturn during the fourth quarter, as a result of a rather slow October. The spot market posted a recovery in November, mainly due to the increase in demand as the northern hemisphere headed into winter. Inquiries about long-period charters remained solid in the MR segment, while asset prices held firm at record high levels.

Mr. Lazaridis added, “Overall, 2007 was a remarkable and highly successful year for Capital Product Partners.  We completed our initial public offering and launched operations in early April, and during the remainder of the year executed consistently against our business model.  We took delivery of four pre-contracted Medium-Range (MR) product tankers ahead of schedule, and also acquired a non-contracted fifth vessel, the M/T Attikos, from our sponsor, thus establishing our presence in the promising small tanker segment.  Our 13-vessel fleet at year end represents a 61 percent increase based on dwt capacity from the eight vessels we owned at the time of our IPO, and our 12 brand-new MR Ice Class 1A vessels now represent the largest such fleet in the world. Importantly, we have secured a new commitment for a $350 million five-year non-amortizing loan facility with a number of banks led by HSH Nordbank as lead arranger and DnB Nor as co-arranger, and we now look forward to completing additional accretive acquisitions from Capital Maritime as well as third parties.”

On January 29, 2008, the Partnership took successful delivery of Alexandros II, a 51,257 dwt MR chemical/product tanker, from Capital Maritime, a transaction fully financed with debt.  The vessel has been fixed under a bareboat charter with Overseas Shipholding Group for 10 years at a daily charter rate of $13,000.  Capital Product Partners has agreed to purchase two additional sister 51,000 dwt MR chemical/product tankers, which are scheduled for delivery in June and August 2008, and these have also already been fixed under similar bareboat charters with Overseas Shipholding Group.

Capital Maritime currently is the owner of 33 modern tankers of different sizes, after exercising in December 2007 an option for the construction of an additional six 25,000 dwt IMO II chemical/product tankers with Samho Shipbuilding in Korea. The Partnership has a right of first refusal on six MR product tankers from Capital Maritime if medium- to long-term charters are arranged for them. Twenty-four of Capital Maritime’s vessels are handy/small product tankers, of which 23 are currently under construction and expected to be delivered between 2008 and 2010.

Lastly, Mr. Lazaridis pointed out, “The Partnership intends to continue to take advantage of its unique relationship with its sponsor and capitalize on these drop-down opportunities in a prudent manner when it believes they will be accretive to unit holders and long term distribution growth.”

The Board of Directors has declared a cash distribution for the fourth quarter of $0.395 per unit, representing a total cash distribution of $9.0 million.  The cash distribution of $0.395 represents an increase of 5.3 percent compared to the minimum quarterly distribution. The cash distribution will be paid on February 15th, 2008, to unitholders of record on February 5th, 2008.

The Partnership’s long-term debt as of December 31, 2007 was $274.5 million, and stockholders’ equity was $161.9 million.  In January 2008, the Partnership drew down an additional $48 million from its existing loan facility to fund the full price of the acquisition of Alexandros II. Since then, the Partnership has secured a new commitment for a five-year, non-amortizing $350 million loan facility, subject to the execution of definitive documents. The non-amortizing period runs until March 2013. With this new commitment, the remaining debt facilities of the Partnership will stand at $397.5 million.

Capital Product Partners will host a conference call to discuss its results today at 10:00 a.m. Eastern Time.  The public is invited to listen to the conference call by dialing 1-888-935-4577 (US and Canada), or +1 718-354-1389 (international); reference number 7087848.  Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership’s website at http://www.capitalpplp.com.  An audio webcast of the conference call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of product tankers. The Partnership owns 14 product tankers, including 13 modern MR tankers and a small product tanker, and has an agreement to purchase two additional MR product tankers from Capital Maritime & Trading Corp. All 16 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley, Overseas Shipholding Group and Trafigura Beheer B.V.

Forward Looking Statement:

The statements in this press release that are not historical facts, including statements regarding our new loan facility, potential drop-downs and the delivery of vessels, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contacts:
Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584950
j.kalogiratos@capitalmaritime.com

Merete Serck-Hanssen
SVP Finance
Capital Maritime & Trading Corp.
+1 (203) 539-6026
m.serckhanssen@capitalmaritime.com

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com

Tom Pratt
RF|Binder Partners Inc.
+1 (212) 994-7563
Tom.pratt@rfbinder.com

Capital Product Partners L.P. Unaudited Condensed Consolidated Statements of Income (In thousands of United States dollars, except number of units and earnings per unit)

	For the Three Month Periods ended December 31,		For the year ended December 31,
	2007	2006 Predecessor	2007 (see note a)	2006 Predecessor (see note a)

Time and bareboat charter revenues	$ 22,645	$ 9,352	$ 72,543	$ 19,913

Expenses:
Voyage expenses	167	136	770	373
Vessel operating expenses - related party	5,129	371	12,283	890
Vessel operating expenses	-	1,717	3,196	4,043
General and administrative expenses	600	-	1,477	-
Depreciation and amortization	4,250	1,631	13,109	3,370
Operating income	12,499	5,497	41,708	11,237
Other income (expense), net:
Interest expense and finance cost	(4,108)	(2,154)	(10,809)	(4,584)
Loss on swap acquired from Capital Maritime. as of April 4, 2007	-	-	(3,763)	-
Interest income	289	5	710	13
Foreign currency gain/(loss), net	3	(22)	(19)	(56)
Total other expense, net	(3,816)	(2,171)	(13,881)	(4,627)
Net income	$ 8,683	$ 3,326	$ 27,827	$ 6,610

Supplemental information for the three month period ended December 31, 2007 and the year ended December 31, 2007:	Three months ended December 31, 2007	Year ended December 31, 2007
Net Income	$ 8,683	$ 27,827
General Partner’s interest in net income for the periods	$ 174	$ 557
Limited Partners’ interest in net income for the periods:
Common	5,152	16,511
Subordinated	3,357	10,759
Net income per limited partner unit (basic and diluted)	0.38	1.22
Weighted average number of limited partners’ units outstanding, (basic and diluted) as of December 31, 2007	$ 22,318,022	$ 22,318,022

Capital Product Partners L.P. Unaudited Condensed Consolidated Balance Sheets (In thousands of United States dollars, except number of shares)

	Balance Sheet as at December 31, 2007	Predecessor Combined Balance Sheet as of December 31, 2006
Assets
Current assets
Cash and cash equivalents	$ 19,917	$ 1,239
Trade accounts receivable	1,488	771
Insurance claims	-	69
Due from related parties	-	4,954
Prepayments and other assets	140	172
Inventories	-	259
Total current assets	21, 545	7,464
Fixed assets
Vessels under construction		29,225
Vessels, net	429,171	178,803
Total fixed assets	429,171	208,028
Other non-current assets
Deferred finance charges, net	948	632
Restricted cash	3,250	-
Total non-current assets	433,369	208,660
Total assets	$ 454,914	$ 216,124

Liabilities and Stockholders' / Partners’ Equity
Current liabilities
Current portion of long-term debt		$ 6,029
Current portion of related party debt		8,042
Trade accounts payable	$ 257	1,539
Due to related parties	28	1,899
Accrued loan interest	-	1,513
Accrued other liabilities	249	478
Deferred revenue	3,200	475
Total current liabilities	3,734	19,975
Long-term liabilities
Long-term debt	274,500	59,254
Long-term related party debt	-	87,498
Deferred revenue	690	-
Financial instruments - fair value	14,051	-
Total long-term liabilities	289,241	146,752
Total liabilities	292,975	166,727
Commitments and contingencies	-	-
Partners’ / Stockholders’ Equity
Common stock (par value $0; 3,500 shares issued and outstanding at December 31, 2006)	-	-
Additional paid in capital	-	41,857
Accumulated other comprehensive loss	(10,288)	-
Retained earnings	-	7,540
General Partner	3,445	-
Limited Partners
- Common	102,130	-
- Subordinated	66,652	-
Total partners’ / stockholders’ equity	161,939	49,397
Total liabilities and partners’ / stockholders’ equity	$ 454,914	$ 216,124

Capital Product Partners L.P. Unaudited Condensed Consolidated Statements of Cash Flows (In thousands of United States dollars)

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006 Predecessor
Cash flows from operating activities:
Net income	$ 27,827	$ 6,610
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	13,017	3,370
Amortization of deferred charges	204	41
Loss on swap acquired from Capital Maritime as of April 4, 2007	3,763	-
Changes in operating assets and liabilities:
Trade accounts receivable	(2,757)	(734)
Insurance claims	(1)	(65)
Due from related parties	(2,644)	(4,247)
Prepayments and other assets	(325)	(141)
Inventories	(69)	(229)
Dry docking cost	(921)	-
Trade accounts payable	1,113	1,386
Due to related parties	3,646	1,131
Accrued interest	(1,476)	1,433
Accrued other liabilities	577	479
Deferred revenue	8,628	463
Net cash provided by operating activities	50,582	9,497
Cash flows from investing activities:
Vessel acquisitions	(243,688)	(142,795)
Vessel advances – new buildings	-	(19,252)
Increase of restricted cash	(3,250)	-
Net cash used in investing activities	(246,938)	(162,047)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	344,361	77,426
Proceeds from related party loans	-	82,341
Repayments of long-term debt	(16,841)	(21,393)
Repayments of related party loans	-	(2,254)
Payment of deferred financing costs	(1,022)	(285)
Excess of purchase price over book value of vessels acquired from entity under common control (see note b)	(80,866)	-
Dividends paid	(42,026)	-
Cash balance as of April 3, 2007 retained by Capital Maritime	(2,251)	-
Capital contributions	13,679	17,947
Net cash provided by financing activities	215,034	153,782

Net increase in cash and cash equivalents	18,678	1,232
Cash and cash equivalents at beginning of period	1,239	7
Cash and cash equivalents at end of period	$ 19,917	$ 1,239

Supplemental Cash Flow information
Cash paid for interest expense	$ 12,250	$ 4,713

Notes

(a) The statements of income for the years ended December 31, 2007 and 2006 include the results of operations of M/T Attikos ,which was acquired from an entity under common control on September 24, 2007, as though the transfer had occurred at the beginning of the earliest period presented.  The balance sheet as of December 31, 2006 has been retroactively adjusted to include M/T Attikos assets, liabilities and owners’ equity.

(b) On May 8, July 13, September 20, September 24, and September 28, 2007 the Partnership acquired from Capital Maritime the vessels: M/T Atrotos, M/T Akeraios, M/T Apostolos, M/T Attikos, and M/T Anemos I respectively for a total purchase price of $247,000. The vessels have been recorded in the Partnership’s financial statements at the amount of $166,134 which was reflected in Capital Maritime’s consolidated financial statements, which differs from the acquisition price by $80,866. We recognize transfers of net assets between entities under common control at Capital Maritime’s basis in the net assets contributed. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years financial statements are retroactively adjusted to furnish comparative information similar to the pooling method. The amount of the purchase price in excess of Capital Maritime’s basis in the net assets, if any, is recognized as a reduction to partners’ equity and presented as a financing activity in the statement of cash flows.

Capital Product Partners
Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the period from October 1, 2007 to December 31, 2007

Net income		$ 8,683

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and Amortization	$ 4,246
Deferred revenue	219	4,465
NET CASH BY OPERATING ACTIVITIES		13,148

Replacement Capital Expenditures		(2,468)

OPERATING SURPLUS		10,680
Recommended reserves		1,684
AVAILABLE CASH		8,996